Forgent Power Solutions

11500 Dayton Parkway

Dayton, MN 55369

May 26, 2026

VIA EDGAR TRANSMISSION

Jennifer Angelini

Eranga Dias

Office of Manufacturing

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Forgent Power Solutions, Inc. Registration Statement on Form S-1 (Registration No. 333-296245) Filed May 26, 2026 Request for Acceleration of Effective Date

Dear Ms. Angelini and Mr. Dias:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forgent Power Solutions, Inc. (the “Company”) respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-296245), as thereafter amended and supplemented from time to time, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on May 28, 2026 or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Merritt Johnson of Weil, Gotshal & Manges LLP at (212) 310-8280 and that such effectiveness also be confirmed in writing.

Very truly yours,

Forgent Power Solutions, Inc.

By:	/s/ Tyson Hottinger
Name:	Tyson Hottinger
Title:	Chief Legal Officer

cc: Gary J. Niederpruem, Chief Executive Officer, Forgent Power Solutions, Inc.

Alexander D. Lynch, Weil, Gotshal & Manges LLP

Barbra J. Broudy, Weil, Gotshal & Manges LLP

Merritt S. Johnson, Weil, Gotshal & Manges LLP

Senet S. Bischoff, Latham & Watkins LLP